UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59619 / March 23, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13375

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In the Matter of	:	
	:	
JANEX INTERNATIONAL, INC.,	:	ORDER MAKING FINDINGS AND
JET ENERGY CORP.,	:	REVOKING REGISTRATIONS BY
JOBSORT, INC.,	:	DEFAULT
JONES PLUMBING SYSTEMS, INC.,	:	
JORE CORP., and	:	
JOURNEY'S END RESORTS, INC.	:	

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On February 20, 2009, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). On the same date, the Division of Enforcement (Division) notified each Respondent that the Division's investigative files were available for inspection and copying. Each Respondent was served with the OIP by February 27, 2009.

I find each Respondent in default and the allegations in the OIP to be true because no Respondent filed an Answer to the allegations in the OIP and no Respondent appeared at the telephonic prehearing conference on March 17, 2009. 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings

Janex International, Inc. (Janex), Central Index Key (CIK)[1] No. 800454, is a dissolved Colorado corporation located in El Cajon, California, with a class of securities registered with the Commission pursuant to the Section 12(g) of the Exchange Act. Janex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $1.5 million for the prior six months. As of February 17, 2009, the company's common stock (symbol JANX) was traded on the over-the-counter markets.

Jet Energy Corp. (Jet Energy), CIK No. 943397, is a British Columbia corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Jet Energy is delinquent in its periodic filings

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[1] The Commission's Central Index Key is used to track filers.

with the Commission, having not filed any periodic reports since it filed a Form 20-F for the fiscal year ended November 30, 1996.

JobSort, Inc. (JobSort), CIK No. 1081969, is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. JobSort is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported a net loss of $18,355 since inception on October 15, 1998.

Jones Plumbing Systems, Inc. (Jones Plumbing), CIK No. 96653, is an inactive Minnesota corporation located in Birmingham, Alabama, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Jones Plumbing is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1995, which reported a net loss of over $4.6 million for the prior six months.

Jore Corp. (Jore), CIK No. 1081207, is a revoked Montana corporation located in Ronan, Montana, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Jore is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of over $7.5 million for the prior three months. On May 22, 2001, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Montana, and the case was terminated on February 7, 2008. As of February 17, 2009, the company's common stock (symbol JOREQ) was traded on the over-the-counter markets.

Journey's End Resorts, Inc. (Journeys End), CIK No. 825797, is a Nevada corporation located in Ambergis Caye, Belize, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Journeys End is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993, which reported a net loss of $253,240 for the prior nine months.

All of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Exchange Act Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

Sanctions

Section 12(j) of the Exchange Act authorizes the Commission where it is necessary or appropriate for the protection of investors to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of each Respondent's registered securities is both necessary and appropriate for the protection of investors.

Order

I GRANT the Division's Motion for Default and ORDER that the registration of each class of registered securities of Janex International, Inc., Jet Energy Corp., JobSort, Inc., Jones Plumbing Systems, Inc., Jore Corp., and Journey's End Resorts, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge